

April 17, 2023

Vanessa Allen Sutherland
General Counsel and Corporate Secretary
DCP Midstream, LP
2331 CityWest Blvd.
Houston, Texas 77042

      Re: DCP Midstream, LP
          Schedule 13E-3 filed March 22, 2023
          File No. 005-81287
          Schedule 14C filed March 22, 2023
          File No. 001-32678

Dear Vanessa Allen Sutherland:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the information statement, unless otherwise indicated.

Schedule 14C filed March 22, 2023

Background of the Merger, page 14

1. We note your disclosure that "Phillips 66 and Enbridge discussed potential transactions involving the Partnership from time to time, including potential transactions involving their respective ownership interests in DCP Midstream, potential transactions involving the acquisition of all of the Public Common Units and potential transactions involving the acquisition of third parties or their assets." Please expand this section to discuss these alternative plans and the reasons for their rejection. See Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

2. We note the disclosure that on August 17, 2022, Phillips 66 sent a proposal to the GP

Board setting forth certain proposed terms regarding the Merger, including the cash purchase price of $34.75 per Common Unit. However, Phillips 66 did not file an amended Schedule 13D until August 26, 2022. In your response letter, please provide your legal analysis as to how this filing was made promptly, as required by Rule 13d-2(a).

3.   Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. We note the references to presentations by Evercore during the course of entering into this Merger Agreement. See, for example, the references in this section to meetings on November 23, 2022, November 30, 2022, December 21, 2022 and December 31, 2022. To the extent that any reports are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only. For these and any other meetings between the Special Committee and its financial advisor, summarize the substance of the presentations or reports and file any written materials provided as exhibits to the Schedule 13E-3.

Unaudited Financial Projections of the Partnership, page 31

4.   Expand the discussion of the material assumptions underlying the projections to more specifically describe the assumptions used in generating them and to avoid generalities. For example, revise the reference to "other general business, market and financial assumptions" on page 33 to specifically describe what management of the Partnership assumed. Similarly, explain what "volumes and rates on the Partnership's assets" form the basis for these projections (see page 32).

Opinion of Evercore – Financial Advisor to the Special Committee, page 37

5.   We note the disclosure that "Evercore's opinion should not be construed as creating any fiduciary duty on Evercore's part to any party…" (Similar language appears in the Summary Term Sheet section at the beginning of the information statement). We further note the following language on page 3 of Evercore's opinion included as Annex B: "Our financial advisory services and this opinion are provided for the information and benefit of the Special Committee (in its capacity as such) in connection with its evaluation of the proposed Merger" and the opinion may not be "relied upon by, any third party." Please delete this language in the information statement and the attachment. Alternatively, revise to disclose the legal basis for Evercore's and the Partnership's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, disclose that this issue will be resolved by a court, resolution of this issue will have no effect on rights and responsibilities of the Partnership under state law, and the availability of the defense will have no effect on the rights and responsibilities of either Evercore or the Partnership under the federal securities laws.

Precedent M&A Transaction Analysis, page 42

6.   On pages 42 and 43, revise to briefly explain how Evercore selected the comparable transactions, rather than only stating that such transactions involved "assets that Evercore deemed to have certain characteristics that are similar to those of the Partnership."

Summary of Barclays Discussion Materials, page 48

7.   Expand the discussion of the Barclays materials to include a more in-depth discussion of the analysis performed and the results yielded, and to explain how Barclays considered each. See Item 1015(b) of Regulation M-A. Your revised disclosure should include a reasonably detailed summary of the Barclays Discussion Materials filed as Exhibits 99(c)(15) and (16) to the Schedule 13E-3.

Purposes and Reasons of the Phillips 66 Filing Parties for the Merger, page 51

8.   We note your disclosure that "[t]he Phillips 66 Filing Parties have undertaken to pursue the Merger at this time" for the same reasons that they are pursuing the Merger more generally. Please state with specificity why the Phillips 66 Filings Parties determined to pursue the Merger now as opposed to at any other time. See Item 1013(c) of Regulation M-A.

Financing of the Merger, page 56

9.   We note your disclosure that "Phillips 66 expects to fund [the Merger] from a combination of cash on hand and proceeds from newly issued debt securities or borrowings under new or existing credit facilities." In your response letter, please confirm that you intend to amend the information statement to include the disclosure required by Item 1007(d) of Regulation M-A and, if applicable, will file the credit facility as an exhibit to your Schedule 13E-3. See Item 1016(b) of Regulation M-A.

Information Concerning the Partnership, page 78

10.   Please revise to provide the summary financial statements required by Item 1010(c) of Regulation M-A in the information statement. See Instruction 1 to Item 13 of Schedule 13E-3.

General

11.   Please explain why you have not included Phillips 66 Company as a filer on the Schedule 13E-3. We note that Phillips 66 Company is a borrower on the line of credit to be used in part to finance the Merger, and Phillips 66 Company also controls PDI. Alternatively, include Phillips 66 Company as a filer and revise the disclosure in the information statement to provide all of the information required by Schedule 13E-3 as to that new entity (to the extent that it is not already there).

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263 or Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions